SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of July, 2005

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

CORPORATE TAXPAYERS ENROLLMENT No. 00.022.034/0001-87

REGISTRY OF COMMERCE ENROLLMENT No. 35.300.140.443

PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING OF UNIBANCO HOLDINGS S.A., HELD ON JULY 19, 2005.

VENUE AND TIME: Avenida Eusébio Matoso, 891, ground floor, in the City of São Paulo, State of São Paulo, at 10:00 a.m.

CHAIRMAN: Roberto Konder Bornhausen.

SECRETARY: Marcia Maria Freitas de Aguiar.

QUORUM: Shareholders representing more than 2/3 of the voting capital.

PRESENCE: Officers of the Company.

NOTICE: Published in the Official Gazette of the State of São Paulo, editions of July 02, 05 and 06, 2005, pages 10, 22 and 14, respectively, and in the Valor Econômico newspaper, editions of July 04, 05 e 06, 2005, page C-3, respectively.

RESOLUTIONS TAKEN UNANIMOUSLY BY THOSE PRESENT:

Approved, as proposed by the Board of Directors in the meeting held on June 30, 2005:

1. The cancellation of 12,970,890 (twelve million, nine hundred seventy thousand, eight hundred and ninety) preferred shares of the Company which are held in its treasury, without reduction of the Company’s corporate capital, through the use of R$68.169.685,82 (sixty-eight million, one hundred and sixty-nine thousand, six hundred and eighty-five Reais and eighty-two cents) allocated in the Company’s Capital Reserve.

2. The opening of a 30 (thirty) days term, beginning on the date hereof and closing on August 18, 2005, in order to allow the holders of common shares to convert, through proportional distribution, their respective common shares into preferred shares, in the proportion of 1:1, observing the maximum limit of 2/3 of preferred shares vis-à-vis the total of issued shares. 3. The inclusion of a new article in the Company’s By-laws, numbered as 5°-A, which shall read as follows:

“Article 5°-A: Common shares shall be convertible, at the shareholder’s option and until August 18, 2005, into preferred shares, in the proportion of one preferred share for each common share, observing the maximum limit of 2/3 of preferred shares vis-à-vis the total of issued shares, by means of proportional distribution.”

AUDIT BOARD: There were no manifestation on the part of the Audit Board, which was not on duty.

São Paulo, July 19, 2005.

(authorized signatures) Roberto Konder Bornhausen - Chairman
Marcia Maria Freitas de Aguiar - Secretary

PRESENT SHAREHOLDERS: E. JOHNSTON REPRESENTAÇÃO E PARTICIPAÇÕES S.A – Israel Vainboim - Officer; ROBERTO KONDER BORNHAUSEN; MAURO AGONILHA, MARCIA MARIA FREITAS DE AGUIAR, ISRAEL VAINBOIM and JOSÉ LUCAS FERREIRA DE MELO. This is a revised copy of the original minutes registered in the book “Minutes of General Meetings” of the Company, and its publication is hereby authorized.

São Paulo, July 19, 2005.

________________________________________
MARCIA MARIA FREITAS DE AGUIAR
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 20, 2005

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.